Serina Therapeutics, Inc.

601 Genome Way, Suite 2001

Huntsville, AL 35806

(256) 327-0548

June 1, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention: Doris Stacey Gama

Re:	Serina Therapeutics, Inc.
Registration Statement on Form S-3
File No. 333-296166

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: Wednesday, June 3, 2026
Requested Time: 4:30 p.m., Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Serina Therapeutics, Inc., a Delaware corporation (the “Company”), respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on Wednesday, June 3, 2026, or as soon thereafter as is practicable.

Please contact Stephen Hinton of Bradley Arant Boult Cummings LLP, the Company’s legal counsel, at (615) 252-3585, if you have any questions or concerns regarding this matter. Thank you in advance for your assistance.

Sincerely,

SERINA THERAPEUTICS, INC.

By:	/s/ Steve Ledger
Name:	Steve Ledger
Title:	Chief Executive Officer

cc:	Stephen Hinton, Bradley Arant Boult Cummings LLP